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EXHIBITS

        Exhibit 99 Material Change Report

Exhibit 99

FORM 27
Securities Act

MATERIAL CHANGE REPORT UNDER
SECTION 75(3) OF THE ACT

1.     Reporting Issuer

        The reporting issuer is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.     Date of Material Change

        The material change occurred on March 19, 2004.

3.     Press Release

        On March 19, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.     Summary of Material Change

        On March 19, 2004, through distribution of the press release, the Corporation reported that a receipt for a final Base Shelf Prospectus was received from Canadian securities regulatory authorities for the issuance, from time to time, of up to Cdn.$650 million of unsecured debt securities.

5.     Full Description of Material Change

        On March 19, 2004, through distribution of the press release, the Corporation reported that a receipt for a final Base Shelf Prospectus was received from Canadian securities regulatory authorities for the issuance, from time to time, of up to Cdn.$650 million of unsecured debt securities.

        A copy of the Press Release issued on March 19, 2004 is attached.

6.     Reliance on Section 75(3) of the Act

        This report is not being filed on a confidential basis.

7.     Omitted Information

        Not applicable.

8.     Senior Officers

        For further information, please contact John Simonetti, Vice President and Chief Financial Officer of the Corporation at 905-726-7119.

9.     Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

        DATED at Aurora, Ontario as of the 31st day of March, 2004.

/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Secretary and General Counsel

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MID FILES BASE SHELF PROSPECTUS FOR CDN $650 MILLION UNSECURED
DEBT SECURITIES

March 19, 2004, Aurora, Ontario, Canada......MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today reported that a receipt for a final Base Shelf Prospectus (the "Prospectus") was received from Canadian securities regulatory authorities for the issuance, from time to time, of up to Cdn $650 million of unsecured debt securities.

The Company has received preliminary indicative credit ratings of BBB (high) with a stable trend from Dominion Bond Rating Service Limited and Baa2 from Moody's Investors Services, Inc. in respect of debt securities that could be issued pursuant to the Prospectus. The specific terms of any offering of debt securities will be set forth in a prospectus supplement.

Unless otherwise specified in a prospectus supplement, the net proceeds resulting from the issue of debt securities will be used for the Company's general corporate purposes, including developments and acquisitions arising from the Company's ongoing relationship with the Magna group, as well as development and re-development projects that the Company may enter into with respect to land and facilities owned by Magna Entertainment Corp. ("MEC").

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of MID's income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For more information contact John Simonetti, Vice-President and Chief Financial Officer of MID, at (905) 726-7619.

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